SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Amendment No. 4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

POTASH CORPORATION OF SASKATCHEWAN INC.

(Name of Subject Company)

BHP BILLITON LIMITED,

BHP BILLITON PLC

and

BHP BILLITON DEVELOPMENT 2 (CANADA) LIMITED

(Name of Filing Persons (Offerors))

Common Shares

(Title of Class of Securities)

73755L107

(CUSIP Numbers of Class of Securities)

Kirsten K. Gray

Vice President Group Legal

BHP Billiton Limited

180 Lonsdale Street

Melbourne Victoria 3000

Australia

+61 1300 55 47 57

Copies to:

Victor I. Lewkow

Jeffrey S. Lewis

Neil Q. Whoriskey

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Numbers of Persons

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$38,557,502,880.00	$2,749,149.96

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) Securities Exchange Act of 1934, as amended. The Transaction Valuation was calculated on the basis of (i) the aggregate of 296,596,176 Common Shares, which is the number of outstanding Common Shares as at July 31, 2010, and (ii) a purchase price of U.S.$130.00 per Common Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is $71.30 per $1,000,000 in cash to be offered for the Common Shares.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,749,149.96	Filing Party:	BHP Billiton Development 2 (Canada) Limited and BHP Billiton Plc
Form or Registration No.:	Schedule TO	Date Filed:	August 20, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☐ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on August 20, 2010, as previously amended (the “Schedule TO”), by BHP Billiton Development 2 (Canada) Limited, a corporation organized under the laws of Canada (“Offeror”) and a wholly-owned indirect subsidiary of BHP Billiton Plc, a public limited company incorporated in England and Wales (“BHP Billiton Plc”), BHP Billiton Plc and BHP Billiton Limited, a corporation organized under the laws of Victoria, Australia (together with BHP Billiton Plc, “BHP Billiton”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Offer and the Circular (previously filed as Exhibit (a)(1)(i) to the Schedule TO).

All information set forth in the Offer and the Circular is incorporated by reference in answer to Items 1-11 of the Schedule TO, except for those items as to which information is specifically provided herein.

Items 1 through 11.

The Offer and the Circular is hereby amended as follows:

1. The subsection of the Offer and the Circular entitled “Manner of Acceptance—Determination of Validity” is hereby amended by adding the following to the end of the fifth sentence of the first paragraph on page 19 after the word “binding”:

“, subject to review by a court of competent jurisdiction and the right of Shareholders to challenge our determinations in accordance with the terms of this Offer”

2. The section of the Offer and the Circular entitled “Conditions of the Offer” is hereby amended by adding the following to the end of the last sentence of the penultimate paragraph of such section on page 24 after the word “jurisdiction”:

“and the right of Shareholders to challenge our determinations in accordance with the terms of this Offer”

3. The section of the Offer and the Circular entitled “Conditions of the Offer” is hereby amended by deleting the first sentence of the penultimate paragraph of such section on page 24 and replacing it in its entirety with the following two sentences:

“The foregoing conditions are for the exclusive benefit of the Offeror and the BHP Billiton Group and may be asserted by the Offeror at any time prior to the Expiry Date, regardless of the circumstances giving rise to any such assertion or may (subject to applicable Law) be waived by the Offeror in whole at any time or in part from time to time prior to the Expiry Date in its discretion, without prejudice to any other right which the Offeror may have. Each of the foregoing conditions must be satisfied or waived at or prior to the Expiry Date.”

4. The section of the Offer and the Circular entitled “Time for Acceptance” is hereby amended by deleting the fourth and fifth sentences of the second paragraph of such section on page 16 and replacing them in their entirety with the following:

“The SEC has granted the Offeror relief to permit it to take up and pay for Shares deposited during the Subsequent Offering Period within ten calendar days of the date the Shares are deposited, in accordance with Canadian Law and practice. Shareholders who tender their Shares during the Subsequent Offering Period may withdraw their Shares at any time during that period until they are taken up by the Offeror, as required by Canadian law.”

5. The section of the Offer and the Circular entitled “Market Purchases; Sales” is hereby amended by deleting the sixth and seventh sentences of the first paragraph of such section on page 30 and replacing them in their entirety with the following:

“On August 26, 2010, the SEC granted the Offeror and BHP Billiton, whether directly or through any affiliates, or any broker or other financial institution acting as their agent, an exemption to make purchases of the Shares outside the Offer as permitted under Canadian Law, subject to certain conditions, including the condition that no purchases outside the Offer will be made in the United States.”

6. The subsection of the Offer and the Circular entitled “Regulatory Matters—U.S. Securities and Exchange Commission Relief Requested” is hereby amended by deleting such section on page 47 and replacing it in its entirety with the following:

“U.S. Securities and Exchange Commission Relief

On August 26, 2010, the SEC granted the Offeror certain exemptions from rules under the U.S. Exchange Act with respect to the Offer.

Rule 14d-11(e) under the U.S. Exchange Act requires that during any subsequent offering period the bidder immediately accept for payment all securities as they are tendered. The SEC has granted the Offeror relief to permit it to take up and pay for Shares deposited during the Subsequent Offering Period within ten calendar days of the date the Shares are deposited, in accordance with Canadian Law and practice. See “Time for Acceptance” in Section 2 of the Offer.

Rule 14e-5 under the U.S. Exchange Act prohibits a person making a tender offer for an equity security and its affiliates (and the offeror’s dealer-manager, financial advisor and their affiliates) from, directly or indirectly, purchasing or making any arrangement to purchase such security or any security which is immediately convertible into or exchangeable for such security, except pursuant to such offer. The prohibition continues from the time of the public announcement of the offer until the expiration of the offer period, including extensions thereof.

The SEC has granted the Offeror exemptive relief to allow the Offeror, BHP Billiton and any advisor, broker or other financial institution acting as any of their agents (together, the “Prospective Purchasers”) to purchase or arrange to purchase Shares outside the Offer subject to Canadian Law and certain conditions, including the condition that the Prospective Purchasers will not acquire Shares in the United States otherwise than pursuant to the Offer. See “Market Purchases; Sales” in Section 12 of the Offer.”

Item 12.	Exhibits

The following exhibit is added to Item 12 of the Schedule TO:

(a)(1)(viii)	Press release issued by Offeror and BHP Billiton on September 1, 2010 announcing the filing of Amendment No. 4 to Offeror’s and BHP Billiton’s Schedule TO

The Letter of Transmittal (previously filed as Exhibit (a)(1)(ii) to the Schedule TO) is hereby amended by adding the following after the phrase “final and binding” in the two places that such phrase appears in numbered paragraph 14:

“, subject to review by a court of competent jurisdiction and the right of Shareholders to challenge our determinations in accordance with the terms of the Offer”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2010

BHP Billiton Limited

By:	/s/ Jane McAloon
Name: Title:	Jane McAloon Group Company Secretary

BHP Billiton Plc

By:	/s/ Jane McAloon
Name: Title:	Jane McAloon Group Company Secretary

BHP Billiton Development 2 (Canada) Limited

By:	/s/ Gillian Dawn Winckler
Name: Title:	Gillian Dawn Winckler Director

EXHIBIT INDEX

(a)(1)(i)	Offer and the Circular (previously filed as an exhibit to Offeror’s and BHP Billiton’s Schedule TO filed on August 20, 2010)

(a)(1)(ii)	Letter of Transmittal (previously filed as an exhibit to Offeror’s and BHP Billiton’s Schedule TO filed on August 20, 2010)

(a)(1)(iii)	Notice of Guaranteed Delivery (previously filed as an exhibit to Offeror’s and BHP Billiton’s Schedule TO filed on August 20, 2010)

(a)(1)(iv)	Letter from BHP Billiton’s Chairman to the shareholders of PotashCorp, dated August 20, 2010 (previously filed as an exhibit to Offeror’s and BHP Billiton’s Schedule TO filed on August 20, 2010)

(a)(1)(v)	Form of summary advertisement, published on August 20, 2010 (previously filed as an exhibit to Offeror’s and BHP Billiton’s Schedule TO filed on August 20, 2010)

(a)(1)(vi)	Press release issued by Offeror and BHP Billiton on August 18, 2010 (previously filed as an exhibit to Offeror’s and BHP Billiton’s pre-commencement communication filing on Schedule TO on August 18, 2010)

(a)(1)(vii)	Press release issued by Offeror and BHP Billiton on August 20, 2010 (previously filed as an exhibit to Offeror’s and BHP Billiton’s Schedule TO filed on August 20, 2010)

(a)(1)(viii)	Press release issued by Offeror and BHP Billiton on September 1, 2010 announcing the filing of Amendment No. 4 to Offeror’s and BHP Billiton’s Schedule TO

(a)(5)(i)	Investor Presentation dated August 18, 2010 (previously filed as an exhibit to Offeror’s and BHP Billiton’s pre-commencement communication filing on Schedule TO on August 18, 2010)

(a)(5)(ii)	Transcript of the BHP Billiton Investor Briefing Teleconference held on August 18, 2010 (previously filed as an exhibit to Offeror’s and BHP Billiton’s pre-commencement communication filing on Schedule TO on August 19, 2010)

(a)(5)(iii)	Fact Sheet (previously filed as an exhibit to Offeror’s and BHP Billiton’s pre-commencement communication filing on Schedule TO on August 19, 2010)

(a)(5)(iv)	Excerpt from the Transcript of the BHP Billiton Preliminary Results for the Financial Year ended June 30, 2010 held on August 25, 2010 of Q&A relating to the Offer (previously filed as an exhibit to Offeror’s and BHP Billiton’s Amendment No. 1 to Schedule TO filed on August 25, 2010)

(a)(5)(v)	Excerpt of Q&A relating to the Offer from the Transcript of the BHP Billiton Media Briefing Conference held on August 25, 2010 (previously filed as an exhibit to Offeror’s and BHP Billiton’s Amendment No. 2 to Schedule TO filed on August 26, 2010)

(b)(i)	Facility and Subscription Agreement, dated August 18, 2010, among BHP Billiton, Barclays Bank PLC acting as Facility Agent, Dollar Swingline Agent and Euro Swingline Agent, Banco Santander, S.A., Barclays Capital, BNP Paribas, J.P. Morgan plc, TD Securities and The Royal Bank of Scotland plc as Bookrunners, the Companies listed as Original Borrowers therein, the Financial Institutions included as Lenders therein and the Financial Institutions included as Mandated Lead Arrangers therein (previously filed as an exhibit to Offeror’s and BHP Billiton’s Schedule TO filed on August 20, 2010)

(b)(ii)	Supplemental Letter Agreement to Facility and Subscription Agreement, dated August 18, 2010, among BHP Billiton, BHP Billiton Finance Plc, Banco Santander, S.A., London Branch, Barclays Bank PLC, BNP Paribas, JPMorgan Chase Bank, N.A., The Royal Bank of Scotland plc and The Toronto-Dominion Bank (previously filed as an exhibit to Offeror’s and BHP Billiton’s Schedule TO filed on August 20, 2010)

(d)	Not applicable

(g)(i)	Soliciting Dealer Information Memorandum first used on August 27, 2010 (previously filed as an exhibit to Offeror’s and BHP Billiton’s Amendment No. 3 to Schedule TO filed on August 27, 2010)

(h)	Not applicable

99.1	Representative authority to sign amendment to Schedule TO on behalf of Offeror (previously filed as an exhibit to Offeror’s and BHP Billiton’s Amendment No. 1 to Schedule TO filed on August 25, 2010)